SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC 20549

                  --------------------

                       SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULE 13d-1
             UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    Imagis Technologies Inc.
                  ------------------------
                     (Name of Issuer)

                       Common Shares
               ------------------------------
               (Title of Class of Securities)

                         45246M100
                      --------------
                      (CUSIP Number)

                       August 9, 1999
      -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

Rule 13d-1(d)

1 Name Of Reporting Persons
  I.R.S. Identification Nos. Of Above Persons

  Pacific Cascade Consultants Ltd.


2 Check The Appropriate Box If A Member Of A Group (See Instructions)  (b)

3 SEC Use Only

4 Citizenship Or Place Of Organization

  Canada

NUMBER OF      5    Sole Voting Power             0
Shares
Beneficially   6    Shared Voting Power           2,032,563
Owned By
Each           7    Sole Dispositive Power        0
Reporting
Person With    8    Shared Dispositive Power      2,032,563

9 Aggregate Amount Beneficially Owned By Each Reporting Person

  2,032,563

10 Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11 Percent Of Class Represented By Amount In Row 9

   22.3%

12 Type Of Reporting Person (See Instructions)

   CO

1 Name Of Reporting Persons
  I.R.S. Identification Nos. Of Above Persons

  Andy Amanovich

2 Check The Appropriate Box If A Member Of A Group (See Instructions)  (b)

3 SEC Use Only

4 Citizenship Or Place Of Organization

  Canadian

NUMBER OF      5    Sole Voting Power             0
Shares
Beneficially   6    Shared Voting Power           2,032,563
Owned By
Each           7    Sole Dispositive Power        0
Reporting
Person With    8    Shared Dispositive Power      2,032,563

9 Aggregate Amount Beneficially Owned By Each Reporting Person

  2,032,563

10 Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11 Percent Of Class Represented By Amount In Row 9

   22.3%

12 Type Of Reporting Person (See Instructions)

   IN

1 Name Of Reporting Persons
  I.R.S. Identification Nos. Of Above Persons

  Frederick Clark

2 Check The Appropriate Box If A Member Of A Group (See Instructions)  (b)

3 SEC Use Only

4 Citizenship Or Place Of Organization

  Canadian

NUMBER OF      5    Sole Voting Power             50,000
Shares
Beneficially   6    Shared Voting Power           2,032,563
Owned By
Each           7    Sole Dispositive Power        50,000
Reporting
Person With    8    Shared Dispositive Power      2,032,563

9 Aggregate Amount Beneficially Owned By Each Reporting Person

  2,082,563

10 Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11 Percent Of Class Represented By Amount In Row 9

   22.9%

12 Type Of Reporting Person (See Instructions)

   IN

Item 1  (a).   Name of Issuer:
               Imagis Technologies Inc.

Item 1  (b).   Address of Issuer's Principal Executive Offices:
               1300   1075 West Georgia St., Vancouver, British Columbia,
               Canada V6E 3C9

Item 2  (a).   Name of Person Filing:
            (i)    Pacific Cascade Consultants Ltd.
            (ii)   Andy Amanovich
            (iii)  Frederick Clarke

Item 2  (b).   Address of Principal Business Office or, if None, Residence:
             (i)  9701-201st Street, Langley, British Columbia, Canada V1M 3E7
            (ii) 1300-1075 West Georgia St., Vancouver, British Columbia, Canada V6E 3C9
            (iii) 33610 E. Broadway Ave., Mission, British Columbia, Canada
                  V2V 4M4

Item 2  (c). Citizenship:
            Canadian

Item 2  (d). Title of Class of Securities:
            Common Shares

Item 2  (e). CUSIP Number:
            45246M100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

        (g) [ ] Parent Holding Company, in accordance with Rule
                13d-1(b)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

         (a)  Amount beneficially owned:
             (i)    2,032,563
             (ii)   2,032,563
             (iii)  2,082,563

        (b)  Percent of class:
             (i)    22.3%
             (ii)   22.3%
             (iii)  22.9%

        (c)    Number of shares as to which such person has:

              (i)  Sole power to vote or to direct the vote
                  (i)   0
                  (ii)  0
                  (iii) 50,000, consisting of options to purchase 50,000
                        shares within 60 days of December 31, 1999

              (ii) Shared power to vote or to direct the vote
                   2,032,563, held of record by Pacific Cascade Consultants Ltd., which is 50% owned by Mr. Amanovich and 50% owned by FWC Holdings Ltd., a company controlled by Mr. Clarke

              (iii)Sole power to dispose or to direct the disposition of
                  (i)   0
                  (ii)  0
                  (iii) 50,000

              (iv) Shared power to dispose or to direct the disposition of
                   2,032,563

Messrs. Amanovich and Clarke disclaim beneficial ownership of the shares held by Pacific Cascade Consultants Ltd. except to the extent of their pecuniary interest.

Item 5.   Ownership of Five Percent or Less of a Class.

          If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
          the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable

Item 8.   Identification and Classification of Members of the Group.
          Not applicable

Item 9.   Notice of Dissolution of Group.
          Not applicable

Item 10.  Certification.
          Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PACIFIC CASCADE CONSULTANTS LTD.


                                   /s/ Andy Amanovich
                                   By:  Andy Amanovich
                                   Title:  President

                                   Date:  February 14, 2000


                                   /s/ Andy Amanovich
                                   Andy Amanovich

                                   Date:  February 14, 2000


                                   /s/ Frederick Clarke
                                   Frederick Clarke

                                   Date:  February 14, 2000

EXHIBIT A

Agreement of Joint Filing
Imagis Technologies Inc.
Common Shares

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th day of February, 2000.


                              PACIFIC CASCADE CONSULTANTS LTD.


                              /s/ Andy Amanovich
                              By:  Andy Amanovich
                              Title: President


                              /s/ Andy Amanovich
                              Andy Amanovich


                              /s/ Frederick Clarke
                              Frederick Clarke